UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Swift Transportation Company
File No. 001-35007 – CF #26848

Swift Services Holdings, Inc.
File No. 333-173948 – CF #26848

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Swift Transportation Company and Swift Services Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 12, 2011.

Based on representations by Swift Transportation Company and Swift Services Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

                Exhibit 10.1   through May 12, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                Justin Dobbie
                Legal Branch Chief